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                             August 22, 2022

       Linan Gong
       Chairman
       TMT Acquisition Corp.
       500 Fifth Avenue
       Suite 938
       New York, NY 10110

                                                        Re: TMT Acquisition
Corp.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed August 5,
2022
                                                            File No. 333-259879

       Dear Mr. Gong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2022 letter.

       Amended Registration Statement on Form S-1 filed August 5, 2022

       Prospectus Cover Page, page i

   1. We partially reissue comment 2. Please provide prominent disclosure about the legal and operational risks
associated with a majority of your directors and officers being based in or having significant
ties to China. Your prospectus summary should address, but not necessarily be limited
to, the risks highlighted on the prospectus cover page.
       Summary, page 1

   2.                                                   We reissue comment 4.
Please disclose each permission or approval that your officers and directors are required
to obtain from Chinese authorities to search for a target company.
 Linan Gong
TMT Acquisition Corp.
August 22, 2022
Page 2
      State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
      China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you determine permissions are not needed, including the
      CAC disclosures in the risk factors section, please disclose the basis for your determination. To the extent you relied upon the opinion of counsel, please file the consent as an exhibit. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, or
      (ii) inadvertently conclude that such permissions or approvals are not required and your directors and officers are required to obtain such permissions or approvals in the future.
3. We note disclosure in your risk factor on page 33 that your sponsor, officers, directors, advisors or their affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to
      Tender Offer Rules and Schedules Compliance and Disclosure Interpretation
166.01 for
      guidance.
       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameLinan Gong
                                                            Division of
Corporation Finance
Comapany NameTMT Acquisition Corp.
                                                            Office of Real
Estate & Construction
August 22, 2022 Page 2
cc:       Liang Shih, Esq.
FirstName LastName